16001946

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 08 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Executive Drive, Suite 209
(No. and Street)

Plainview	New York	11803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman 516 349 5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene, CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YVETTE WERTHNER
Notary Public, State of New York
No. 01WE6247668
Qualified in Suffolk County
Commission Expires August 29, 2019

BRISTOL FINANCIAL SERVICES, INC

DECEMBER 31, 2015

TABLE OF CONTENTS

Independent Auditors' Report

	Page
Statement of Financial Condition	1
Notes to Financial Statement	2-4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of

BRISTOL FINANCIAL SERVICES, INC.

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Bristol Financial Services, Inc. (the "Company") as of December 31, 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on the financial statement based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position Bristol Financial Services, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

February 24, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BRISTOL FINANCIAL SERVICES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash eequivalents	$	50,842
Due from clearing firm		94,228
Fixed assets at cost, less accumulated depreciation of $47,898		79
Other assets		295,421
Total assets	$	440,570
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	44,176
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in capital		116,201
Retained earnings		255,193
Total stockholders' equity		396,394
Total liabilities and stockholders' equity	$	440,570

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Bristol Financial Services, Inc. (the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance. The business operates from an office located in Plainview, New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Depreciation and amortization

Fixed assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over 36 months. Depreciation and amortization expense for the year ended December 31, 2015 totaled $1,541.

Uncertain tax position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and cash equivalents

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

No provision has been made for federal income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's stockholders include the operations of the Company in their individual income tax returns. The Company pays state franchise tax, when applicable.

3. RELATED PARTY TRANSACTIONS

The Company at times is advanced money by its stockholders or other stockholder owned entities on a short-term basis. At December 31, 2015, there was no money due to stockholders or stockholder owned entities.

4. FIXED ASSETS

Fixed assets at December 31, 2015 consisted of:

Furniture and fixtures	$	26,048
Computer equipment		21,929
		47,977
Less: accumulated depreciation and amortization		(47,898)
Fixed assets, net of accumulated depreciation and amortization	$	79

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $100,894, which exceeded the required minimum net capital of $5,000 by $95,894. Aggregate indebtedness at December 31, 2015 totaled $44,176. The Company's percentage of aggregate indebtedness to net capital was 44%.

6. OTHER ASSETS

As of December 31, 2015, other assets primarily consisted of fees and commissions receivable from mutual funds and variable annuities in the amount of $73,475.

7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space at December 31, 2014 are approximately as follows:

For the Years Ending December 31:	Amount
2016	$ 33,501

Occupancy expense for the year ended December 31, 2015 was $79,270.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.